Mail Stop 4561

May 17, 2007

Jeffrey A. Wahba
Chief Financial Officer
HireRight, Inc.
5151 California Avenue
Irvine, CA 92617

Re: HireRight, Inc.
Amendment No. 1 to Form S-1
Filed on April 17, 2007
File No. 333-140613

Dear Mr. Wahba:

We have reviewed your responses and have the following comments, which are in addition to our comments regarding the financial statements and related matters issued on May 11, 2007.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28</u>

1. We reissue prior comment 13 of our letter dated March 12, 2007 in part. We note your revisions quantifying changes in headcount; however, the revisions do not appear to address the driving forces behind the significant increases in the growth the company has been experiencing. For instance, you state that service revenue increased some 36% for the year ended December 31, 2006 compared to 2005 due in part to increased revenue generated from new customers. This type of disclosure does not provide investors with an understanding of what management considered important factors affecting the company's overall performance during that period. Revise to discuss specifically management's view as to the reasons why you experienced the significant increase in new customers. Review and revise throughout MD&A to provide similar detailed disclosure.   Also, tell us what the reference to "net new" customers specifies.

2. We reissue prior comment 20 of our letter dated March 12, 2007. Please clarify what "portion of certain of [y]our operations processes" was moved offshore to an outside vendor. Briefly discuss the reasons for moving the verification functions offshore at that particular time. Please direct us to disclosure that more fully explains the significance of this vendor to your company.

Business

Competition, page 54

3. Please refer to prior comment 26 of our letter dated March 12, 2007. The
    discussion as revised does not appear to fully address your current competitive
    position within the industry. We note that elsewhere in the prospectus you
    describe yourself as "a leading provider of on-demand employment screening
    solutions." This section should provide more detailed support for this assertion
    and should demonstrate how you compare, as a "leader," to your competitors.
    Further, your statement following the bulleted list of competitive factors that you
    believe you "compete favorably on the basis of these factors" does not provide the
    kind of disclosure that would be useful to investors in assessing your competitive
    position. Please revise to provide more qualitative and quantitative information in
    this regard.

Management, page 57

4. We note your revisions in response to prior comment 34 of our letter dated March
    12, 2007. Please revise to quantify the amount of Mr. Schrank's annual base
    commission in the event service revenues exceed actual revenues for 2006 and
    target revenues for 2007 as outlined in exhibit 10.10.

5. We note that your Compensation Discussion and Analysis indicates that the chief
    executive officer plays a substantive role in establishing other executives'
    compensation. Please expand to discuss more specifically the full extent of his
    role in establishing compensation for executives, including in determining his
    own compensation. For example, to the extent he interacts with the compensation
    committee concerning executive compensation decisions, this should be
    disclosed. Also, in light of your disclosure on page 63 that "personal performance
    goals are generally subject to review and adjustment in the middle of each
    quarter," please disclose who reviews and adjusts such performance goals. See
    Item 402(b)(2)(xv) of Regulation S-K.

6. Please refer to prior comment 35 of our letter dated March 12, 2007. We note
    your disclosure that the personal performance goals for the executive officers,
    other than the CEO, "generally include both quantitative and qualitative goals."
    Please disclose the quantitative and qualitative goals outlined in Exhibit 10.9.

    You may contact Morgan Youngwood at 202-551-3479 or Chris White at 202-
551-3461, if you have questions regarding comments on the financial statements and
related matters. Please address all other comments to Maryse Mills-Apenteng at 202-

551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 949-932-3601</u>
        Ellen S. Bancroft, Esq.
        J.R. Kang, Esq.
        Jason Wisniewski, Esq.
        Dorsey & Whitney LLP

        <u>Via facsimile: 213-891-8763</u>
        Mark A. Stegemoeller, Esq.
        Angela Grinstead, Esq.
        Latham & Watkins LLP